[redacted]

11019763

SECURI ON

Washington, D.C. 20549

*AB 3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affinity Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

73 Mountain View Boulevard
(No. and Street)

Basking Ridge, NJ 07920
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Alboum, Financial and Operations Principal (908)860-3821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway, Livingston NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Renee Vanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affinity Investment Services, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAMON J VARADY
Notary Public - State of New Jersey
Commission # 2385995
My Comm. Expires May 28, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFINITY INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

AFFINITY INVESTMENT SERVICES, LLC
Basking Ridge, New Jersey

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Managing Committee
Affinity Investment Services, LLC
Basking Ridge, New Jersey

We have audited the accompanying statement of financial condition of Affinity Investment Services, LLC a wholly owned subsidiary of Affinity Financial Services, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affinity Investment Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey
February 28, 2011

AFFINITY INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 704,647
Receivables	368,400
Deposit with clearing agent	25,000
Equipment, net	19,204
Prepaid expenses	43,065
	$1,160,316
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 499,648
Member's equity	660,668
	$1,160,316

See accompanying notes to statement of financial condition.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Affinity Investment Services, LLC (the Company) is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Affinity Financial Services, LLC (the Parent) that is a wholly owned subsidiary of Affinity Federal Credit Union (the Credit Union). The Company was established primarily to provide brokerage services for members of Affinity Federal Credit Union.

The Company received approval for membership to operate as a registered broker-dealer on February 7, 2001.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers, and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Significant Accounting Policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB establishes accounting principles generally accepted in the United States of America (GAAP) that are followed to ensure consistent reporting of the financial condition, results of operations, and cash flows of the Company. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™ commonly referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ended on or after September 15, 2009. As such, the Company has adopted the Codification in these financial statements; the Codification does not change how the Company accounts for its transactions nor does it change the nature of the associated disclosures. Prior FASB standards like FASB Statement No. 5, *Accounting for Contingencies*, are no longer being issued by the FASB. Because the FASB encourages the use of plain English to describe broad topical references, these financial statements will generally no longer include references to specific technical guidance. For example, citations of the accounting requirements for contingencies would include a reference similar to "as required by the Contingencies Topic of the Codification."

Cash and Cash Equivalents: Cash and cash equivalents include deposits with high-credit quality financial institutions, including the Credit Union and other highly liquid investments that are readily convertible into cash. Amounts due from these financial institutions may, at times, exceed federally insured limits.

Income Taxes: The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its member to be taxed at the member level. The Credit Union is a federally-chartered credit union, and it and its subsidiaries, including the Company, are not subject to federal or state income taxes. The Company is not subject to examination by federal or state income tax authorities for years before 2006.

(Continued)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expenses incurred by the Parent and Credit Union have been allocated to the Company.

NOTE 2 – PRIOR PERIOD ADJUSTMENT

During the course of 2010, the Company reviewed an account that was previously established outside of the 401(k) plan ("the Plan") to hold fees paid to the Company as a registered investment advisor, by investment funds that are held by the Plan. The fees were intended to be used, and certain of the fees were in fact used, to defray the costs of operating the Plan and for other valid purposes. The fees were not intended to inure to the benefit of the Company or any related party in any impermissible manner, and there is no evidence that the fees in the account were used inappropriately or for any unlawful purposes. The Company had learned, however, that certain of the fees held in this account had not been disbursed in payment of Plan related expenses on an annual basis in a manner consistent with guidance provided by the U.S. Department of Labor concerning the use of such related party investment fees. The Company retained outside legal counsel concerning the corrective action to be voluntarily taken. The purpose of any corrective action to be voluntarily taken by the Company is to ensure that the aforementioned fees are ultimately used in a manner consistent with all applicable legal requirements. The Company has voluntarily transferred fees from previous years amounting to $292,196 into an account established for the benefit of the Plan. This action has resulted in a prior period adjustment to reduce member's equity as of January 1, 2010 by $292,196, which reflects the amount which should have been accrued by the Company as a liability to the Plan as of December 31, 2009.

(Continued)

NOTE 3 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company has an agreement with a clearing broker-dealer to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker-dealer.

NOTE 4 – EQUIPMENT, NET

Equipment consists of the following:

Furniture and equipment	$ 99,053
Less accumulated depreciation	(79,849)
	$ 19,204

NOTE 5 – RELATED PARTY TRANSACTIONS

At December 31, 2010, the Company had cash balances with the Credit Union of $102,662.

At December 31, 2010, the Company had amounts payable to the Credit Union of $180,830.

At December 31, 2010, the Company had a receivable from a subsidiary of the Credit Union of $2,000.

(Continued)

NOTE 6 – OFF-BALANCE SHEET RISK AND CONCENTRATION CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company was the subject of a complaint brought by a former employee's disagreement surrounding her employment. An arbitration panel assigned by FINRA found in favor of the former employee and an award was made for $925,000. The full amount was paid by the Company to the former employee in 2010. The Company submitted a claim for reimbursement from its insurer for these assessments and recorded a related receivable of $362,200 as of December 31, 2010. The Company was paid on its insurance claim in January 2011. The Company has been named as a defendant in another arbitration complaint resulting in claims for substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these claims will not result in any material adverse effect on the Company's financial position.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $594,199 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Affinity Investment Services, LLC
Basking Ridge, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Affinity Investment Services, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the overpayment of $1,035.73 was appropriately applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 28, 2011